United States securities and exchange commission logo





                              May 30, 2024

       Blaise A. Coleman
       Chief Executive Officer
       Endo, Inc.
       1400 Atwater Drive
       Malvern, PA 19355

                                                        Re: Endo, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 9,
2024
                                                            CIK No. 0002008861

       Dear Blaise A. Coleman:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Cover Page

   1. We note your cover page disclosure regarding the NYSE. Additionally, we note your disclosure on page 156
indicating that you expect shares of your common stock will trade on the ___ market.
Please make the following revisions to your cover page:
                                                            Remove the
references to the NYSE and move your discussion about your pending
                                                             NYSE listing
application to later section(s) in your registration statement where you indicate your
plans to uplist and the risk of not obtaining a listing;
                                                            Indicate where you
expect the shares of your common stock to trade at the time the registration
statement is declared effective; and
                                                            Include a bona fide
price range as you are currently not eligible for an at-the-market offering.
                                                        Please note, our
comment is based on your representations that this is not a direct listing and that you plan to up
list to the NYSE. To the extent your plans have changed, please
 Blaise A. Coleman
FirstName
Endo, Inc. LastNameBlaise A. Coleman
Comapany
May        NameEndo, Inc.
     30, 2024
May 30,
Page 2 2024 Page 2
FirstName LastName
         provide an updated discussion of your plans.
Summary
Overview, page 1

2. Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your competitive strengths with an equally prominent discussion of your material weaknesses and the challenges you face.
3. Please revise this subsection to clearly disclose that you are a newly formed entity created to facilitate the acquisition of substantially all the assets of Endo International plc pursuant to the terms of the Chapter 11 Plan of Reorganization of Endo International plc. Please
         also include a cross reference to the more detailed discussion of Endo International plc's
         Chapter 11 Bankruptcy on page 57.
4. Please revise your discussion of your revenues in this section to also present your net income (loss) in recent periods.
Our Business, page 2

5. We note your statement that your Specialty Products portfolio represents a core area of growth, your discussion of the compound annual growth rate of XIAFLEX and your statement that your Sterile Injectables segment represents a core growth area. Please revise to (i) briefly discuss recent revenue trends in your Specialty Products portfolio, (ii)
         disclose the annual growth rate of XIAFLEX   in recent periods and
(iii) reflect your
         disclosure on page 97 that revenue from your Sterile Injectables segment declined 53%
         from 2021 to 2022 and 27% from 2022 to 2023.
Our Business Strategy, page 4

6. We note your discussion of your third strategic priority regarding your commitment to being a force for good. Please revise to briefly describe (i) the practices you have adopted in furtherance of this strategic priority, (ii) the metrics you have adopted or plan to adopt to measure this priority and (iii) how you anticipate reporting the status of this priority to investors in the future.
Our Competitive Strengths, page 4

7. Please revise your "Robust and Growing Product Pipeline" paragraph to reflect your disclosure elsewhere in the prospectus that your Phase 2 clinical
trial of XIAFLEX   in
         plantar fibromatosis did not meet its primary endpoint.
8.       Please define the term "Plan" at first use in this section.
9. Please revise the "Significantly Improved Balance Sheet..." paragraph to disclose the interest rate(s) on your current indebtedness and to discuss how future interest payment obligations may affect your cash flows. Please also discuss the effect that your payment
 Blaise A. Coleman
FirstName
Endo, Inc. LastNameBlaise A. Coleman
Comapany
May        NameEndo, Inc.
     30, 2024
May 30,
Page 3 2024 Page 3
FirstName LastName
         obligations incurred in connection with the consummation of the Plan have had, or will have, on your level of cash and cash equivalents.
10. We note your discussion of your management team. Please revise your disclosure to clarify whether members of your senior management team were in leadership roles at
         Endo International plc during the events preceding Endo International plc's bankruptcy filing. In your revisions, please also disclose whether members of your senior management team served in leadership roles during the events described in the global resolution between Endo Health Solutions Inc. and the Justice Department announced on
         February 29, 2024.
Summary Risk Factors, page 6

11. Please revise your summary risk factors to highlight the risks discussed on pages 44, 46 and 47 related to (i) potential additional claims against you that were not discharged in bankruptcy and (ii) possible further disciplinary action and potential additional payment obligations arising from your settlement with the Department of Justice.
Risk Factors
Our customer concentration may adversely affect our financial condition and results of operations., page 20

12. Please revise to clarify if any of the major customers disclosed in this risk factor are contractually bound to purchase products from you.
Our governing documents also provide that the Delaware Court of Chancery is the sole and exclusive forum..., page 51

13. We note your disclosure regarding the exclusive forum provision contained in your articles of incorporation. Please revise this risk factor to highlight that investors may incur increased costs to bring a claim due to such a provision. Please also revise to clarify that
         Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Basis of Presentation, page 61

14.      We note your disclosure explaining that your pro forma adjustments
"reflect
         management   s best estimates based on currently available information
and certain
         assumptions that management believes are reasonable and factually supportable."
         However, the criteria that you describe no longer governs the adjustments that are required in preparing pro forma financial statements pursuant to
Article 11 of Regulation
         S-X. Please refer to Section II.D of SEC Release No. 33- 10786 which revised the pro forma terminology, adjustment classifications, and the basis for pro forma adjustments.
         Please revise your pro forma financial statements as necessary to comply with the applicable requirements.
 Blaise A. Coleman
FirstName
Endo, Inc. LastNameBlaise A. Coleman
Comapany
May        NameEndo, Inc.
     30, 2024
May 30,
Page 4 2024 Page 4
FirstName LastName
Fresh Start Accounting, page 63

15. Regarding your discounted cash flow analysis, please disclose the significant estimates and assumptions used in the analysis, such as the discount rate, and the after-tax weighted average cost of capital.
Pro Forma Unaudited Condensed Consolidated Balance Sheet, page 66

16. Please add a column to present the historical financial information for Endo, Inc. or clarify in your Basis of Presentation paragraph why such presentation is not required.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Income taxes, page 85

17. Please restrict the disclosure in the last paragraph under Income Taxes to only address
         Income Tax matters related to Endo International plc, as stated in the introductory paragraphs to the MD&A on page 74. It appears that differences between the income tax reporting for Endo International plc and Endo, Inc should be explained, in adequate detail, elsewhere in your document, for example in the Unaudited Pro Forma Consolidated
         Financial Information section. Please apply this disclosure approach to the entirety of the
         MD&A disclosures as applicable. In addition, please confirm that your Pro Forma financial information adequately captures, quantifies and explains the differences that are expected to result from the change in the evaluation of the undistributed earnings of the subsidiaries from an Irish parent perspective to a U.S. parent perspective.
Business
XIAFLEX, page 112

18. We note your statement that while the primary endpoint of your Phase 2 clinical study of
         XIAFLEX in participants with plantar fibromatosis was not met, a large patient sub-
         population showed statistically significant improvement across a majority of endpoints.
         Please revise to describe the results from this trial in further detail, including if any serious adverse events were observed.
19. Please revise here and throughout to remove the potential commercial launch dates for
         XIAFLEX indications that have not yet been approved by the FDA, as these dates are speculative.
Patents, Trademarks, Licenses and Proprietary Property, page 115

20. To the extent that you consider any of your individual patents, or patent portfolios, material to your business, please disclose the specific products to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions where protected and whether there are any contested proceedings or third-party claims.
 Blaise A. Coleman
FirstName
Endo, Inc. LastNameBlaise A. Coleman
Comapany
May        NameEndo, Inc.
     30, 2024
May 30,
Page 5 2024 Page 5
FirstName LastName
Management
Our Executive Officers and Board of Directors, page 126

21. Please disclose the qualifications, attributes or skills that led to the conclusion that Blaise
         A. Coleman should serve as a director. Refer to Item 401(e) of Regulation S-K for guidance.
22. We note your statement that you intend to assume the executive employment agreements of Endo International plc or enter into new employment agreements with your named executive officers in connection with the Plan of Reorganization. When available, please discuss the material terms of the employment agreements with your named executive officers. Please also file these employment agreements as exhibits to your registration statement. Refer to Item 601 of Regulation S-K for guidance.
Exhibits

23. Please file the Joint Chapter 11 Plan of Reorganization of Endo International plc and its
         Affiliated Debtors as an exhibit to your registration statement. Refer to Item 601(b)(2) of
         Regulation S-K for guidance.
General

24. Please include the audited financial statements of Endo, Inc., the registrant, or tell us and disclose why such financial statements are not required.
25. Please tell us what NYSE listing standard you intend to rely on and the relevant facts indicating that this listing standard is available to you. To the extent you have engaged in discussions with the NYSE about the availability of such listing standard, please tell us about the status of such discussions and any issues related to your reliance on the listing standard you intend to rely on. Please also revise your registration statement, where appropriate, to describe how the opening price of your common stock on the NYSE would be determined.
26. We note your disclosure on page 161 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
         512(a)(1)(iii) of Regulation S-K.
       Please contact Ibolya Ignat at 202-551-3636 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.
 Blaise A. Coleman
Endo, Inc.
May 30, 2024
Page 6
                                      Sincerely,
FirstName LastNameBlaise A. Coleman
                                      Division of Corporation Finance
Comapany NameEndo, Inc.
                                      Office of Life Sciences
May 30, 2024 Page 6
cc:       Eric Scarazzo, Esq.
FirstName LastName